--------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:      3235-0145
                                                      Expires: February 28, 2009
                                                      Estimated  average  burden
                                                      hours per response....14.5
                                                      --------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                              The Mills Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    601148109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 4, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 44 Pages
                         Exhibit Index Found on Page 27

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    2,789,290
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     2,789,290
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,789,290
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
-----------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 44 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    6
            California
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    2,636,475
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     2,636,475
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,636,475
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 3 of 44 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners II, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    373,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     373,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            373,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 4 of 44 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners III, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    134,885
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     134,885
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            134,885
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.2%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 5 of 44 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Tinicum Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            New York
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    211,350
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     211,350
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            211,350
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.4%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 6 of 44 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 7 of 44 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Chun R. Ding
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 8 of 44 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Duhamel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 9 of 44 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Richard B. Fried
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 10 of 44 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Monica R. Landry
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 11 of 44 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Douglas M. MacMahon
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 12 of 44 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Mellin
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 13 of 44 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen L. Millham
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 14 of 44 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Jason E. Moment
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 15 of 44 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Rajiv A. Patel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 16 of 44 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Derek C. Schrier
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 17 of 44 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas F. Steyer
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 18 of 44 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Mark C. Wehrly
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 19 of 44 Pages

         This Amendment No. 6 to Schedule 13D amends the Schedule 13D initially filed on May 15, 2006 (collectively, with all amendments thereto, the "Schedule 13D"). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

Item 3 of the Schedule 13D is amended and updated as follows:

         With  respect to the proposed  transaction  described in Item 4 of this
Schedule 13D (which Item 4 is incorporated by reference), the Reporting Persons estimate that the amount of funds necessary to consummate the transaction would be obtained from equity financing to be provided (i) $650 million collectively by Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P., Farallon Capital Institutional Partners II, L.P., Farallon Capital Institutional Partners III, L.P., and Tinicum Partners, L.P. (collectively, the "Farallon Funds") and (ii) $650 million by Simon Property Group, L.P. (the "Co-Investor"), with any remaining amount necessary to consummate the transaction to be provided pursuant to debt financing that the Co-Investor has committed to provide (or cause to be provided).

Item 4.  Purpose of the Transaction
-----------------------------------

Item 4 of the Schedule 13D is amended and updated as follows:

         The Reporting Persons are filing this amendment to report that, on February 4, 2007, Farallon Capital Management, L.L.C. ("Farallon Capital"), on behalf of the Farallon Funds, and the Co-Investor submitted to the Board of Directors of the Company a joint proposal (the "Proposal Letter") to acquire all of the outstanding Shares of the Company (the "Proposal"). The description of the Proposal Letter and the Proposal contained herein is a summary only, and is qualified in its entirety by the terms of the Proposal Letter, which is filed as
Exhibit 5 to the Schedule 13D and is incorporated herein by reference.

         In connection with the Proposal, on February 4, 2007, the Farallon Funds and the Co-Investor entered into a letter agreement (the "Letter Agreement") pursuant to which the Farallon Funds and the Co-Investor have agreed
(i) to submit the Proposal Letter to the Company, (ii) to form a joint venture vehicle (the "JV Entity"), (iii) that each of (x) the Farallon Funds collectively and (y) the Co-Investor would provide $650 million of equity funding to the JV Entity on the terms and subject to the conditions that will be contained in the equity commitment letters that will be entered into in connection with the transactions and (iv) that the Co-Investor would provide or cause to be provided certain financing to the Company to replace the financing provided under the Restated Credit and Guaranty Agreement, dated as of January 17, 2007, by and among The Mills Limited Partnership ("MLP"), the Company, certain subsidiaries of the Company, the lender parties thereto, and Brookfield Asset Management Inc. ("BAM"). The description of the terms of the Letter Agreement contained herein is a summary only, and is qualified in its entirety by the terms of the Letter Agreement, which is filed as Exhibit 6 to this
Schedule 13D and is incorporated herein by reference.

         The Proposal Letter contemplates a merger agreement to be entered into with the Company providing, among other things, for (i) the JV Entity to commence a tender offer (the "Tender


                              Page 20 of 44 Pages

Offer") by the JV Entity for all of the outstanding Shares, which would be subject to certain conditions, including the valid tender of a sufficient number of Shares which, together with the Shares held by the JV Entity or its controlled subsidiaries (and including Shares owned by the Reporting Persons), constitute a majority of the outstanding Shares on a fully diluted basis, followed by (ii) a merger of a subsidiary of the JV Entity with and into the Company (the "Merger"), in each case at a cash price of $24.00 per Share (the "Offer Price"). The other terms and conditions of such merger agreement will generally be at least as favorable to the Company and its stockholders as those contained in the existing Merger Agreement with BAM.

         Under the terms of the proposed merger agreement, upon the closing of the Tender Offer, the JV Entity will be entitled to designate for appointment to the Board of Directors of the Company a pro rata number of directors based upon the percentage interest that the Shares owned by the JV Entity and its affiliates bears to the total number of Shares then outstanding (including Shares accepted for payment in the Tender Offer, but excluding any Shares held by the Company or any of its subsidiaries). In addition, pursuant to the Letter Agreement, the Farallon Funds and the Co-Investor have agreed that they would each designate such number of directors based upon their respective percentage interests in the JV Entity.

         It is expected that after the Merger is consummated (or under certain circumstances after the closing of the Tender Offer), the Shares will no longer be traded on the New York Stock Exchange and the registration of the Shares under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated. In addition, it is also expected that as promptly as practicable following the Merger, the JV Entity will liquidate and terminate the existence of the Company in accordance with the provisions of Delaware law, with the payments required in connection with such liquidation being made with respect to the outstanding shares of preferred stock of the Company, and in connection therewith the registration of the such shares under
Section 12 of the Exchange Act will be terminated (to the extent registered under Section 12 of the Exchange Act as of the time of such liquidation).

         Concurrently with the Merger, it is expected that a new limited partnership to be formed by the JV Entity will merge with and into MLP, and, in connection therewith, all of the common units of limited partnership interest in MLP (the "LP Units"), except for those LP Units owned by the Company, the JV Entity or certain of its affiliates or any of their respective subsidiaries, would be converted into the right (i) to receive the Offer Price or (ii) under certain circumstances, to exchange their LP Units for limited partnership units of the Co-Investor at an exchange ratio that we expect will be based upon the market price of the common stock of Simon Property Group, Inc. at the signing of the merger agreement and the Offer Price. In connection with the transactions described in this paragraph, the registration of the LP Units under Section 12 of the Exchange Act of will be terminated.

         The Proposal also contemplates that (i) an affiliate of the Co-Investor would enter into a new property management agreement that would be effective upon closing of the Tender Offer pursuant to which it would manage the assets and properties of the Company and MLP and (ii) the JV Entity would be granted an option by the Company to purchase upon the closing of the Tender Offer such number of additional Shares (as are authorized) that would allow it together with its subsidiaries to own at least 90% of the outstanding Shares (after giving effect to the exercise of the option) in order to facilitate prompt completion of the Merger pursuant to a "short form" merger.

         To finance the Proposal, the Reporting Persons estimate that the amount of funds necessary to consummate the transaction would be obtained from equity financing to be provided (i) $650


                              Page 21 of 44 Pages
million collectively by the Farallon Funds and (ii) $650 million by the Co-Investor, with any remaining amount necessary to consummate the transaction to be provided under debt financing that the Co-Investor has committed to provide (or cause to be provided).

         On February 5, 2007, a press release related to the Proposal was issued by Farallon Capital and the Co-Investor, a copy of which is attached as Exhibit 7 to the Schedule 13D and is incorporated herein by reference.

         The foregoing is a summary of the Proposal and should not be construed as an offer to purchase Shares of the Company. If definitive documentation is entered into by the Company and all other appropriate parties, then an offer to purchase will be distributed to stockholders of the Company. Stockholders should read the offer to purchase and other relevant documents regarding the Proposal filed with the SEC if and when they become available because they will contain important information relevant to the transaction. Stockholders will be able to receive these documents (if and when they become available), as well as other documents filed by the Reporting Persons or their respective affiliates with respect to the Proposal and the proposed merger, free of charge at the SEC's web site, www.sec.gov.

         The Farallon Funds currently intend to acquire Shares in the transactions contemplated by the Proposal. In addition, each Reporting Person may, at any time and from time to time, acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

         The Reporting Persons have engaged in communications and intend to engage in further communications with officers and directors of the Company, shareholders of the Company and other persons regarding the Company, including relating to the Proposal and the Company's other strategic alternatives, restatement process, shareholder communications, operating properties, development projects, joint venture structures, capital structure, and any recapitalization and/or asset sales, in each case subject to the terms of (x) the Confidentiality Agreement entered between Farallon Capital and the Company, dated November 14, 2006, which was previously disclosed by the Reporting Persons and (y) the Letter Agreement, each to the extent applicable. During the course of such communications (but subject to the terms of the Letter Agreement to the extent applicable), the Reporting Persons may advocate one or more courses of action or transactions (including, but not limited to, the transaction proposed in the Proposal), which potential transactions may include the Reporting Persons or their affiliates as participants.

         No assurances can be given that a definitive merger agreement will be entered into or that the proposed transactions will be consummated. No binding obligation on the part of the Company or any of the Reporting Persons or the Co-Investor shall arise with respect to the proposed transaction (including the Tender Offer and the Merger) unless and until mutually acceptable definitive documentation has been executed and delivered.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


                              Page 22 of 44 Pages

Item 5.  Interest In Securities Of The Issuer
---------------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         The Farallon Funds
         ------------------
                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 56,603,203 Shares outstanding as of November 4, 2005 as reported by the Company in its Prospectus on Form 424B3 filed with the Securities and Exchange Commission on December 16, 2005.

                  (c) There have been no transactions in the Shares by the Farallon Funds since the filing of the prior Schedule 13D.

                  (d) The Farallon Partners, L.L.C. (the "Farallon General Partner") has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons (as defined in the prior
                           Schedule 13D) are managing members of the Farallon General Partner.

                  (e)      Not applicable.


         The Farallon General Partner
         ----------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

                  (c)      None.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.


         The Farallon Individual Reporting Persons
         -----------------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

                  (c)      None.

                  (d)      The Farallon  General Partner has the power to direct
                           the  receipt  of   dividends


                              Page 23 of 44 Pages
                           relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.

         The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. The Farallon General Partner, as general partner to the Farallon Funds, may be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner, may each be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts,  Arrangements,  Understandings or Relationships with Respect
         -----------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         Except as disclosed in a prior Schedule 13D or as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits
         ---------------------------------

         The following documents are filed as exhibits to this Schedule 13D:

Exhibit 5 Proposal Letter to the Board of Directors of the Company, dated February 4, 2007

Exhibit 6 Letter Agreement, dated February 4, 2007, between the Farallon Funds and the Co-Investor

Exhibit 7        Press Release dated February 5, 2007



                              Page 24 of 44 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2007


                 /s/ Mark C. Wehrly
                 ----------------------------------------
                 FARALLON PARTNERS, L.L.C.,
                 On its own behalf and as the General Partner of
                 FARALLON CAPITAL PARTNERS, L.P.,
                 FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
                 FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and TINICUM PARTNERS, L.P.
                 By Mark C. Wehrly,
                 Managing Member


                 /s/ Mark C. Wehrly
                 ----------------------------------------
                 Mark C. Wehrly, individually and as attorney-in-fact
                 for each of Chun R. Ding, William F. Duhamel, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel,
                 Derek C. Schrier and Thomas F. Steyer

The Powers of Attorney executed by Ding and Schrier authorizing Wehrly to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Persons with respect to the Common Stock of Salix Pharmaceuticals, Ltd., are hereby incorporated by reference. The Power of Attorney executed by Patel authorizing Wehrly to sign and file this
Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13G filed with the Securities and Exchange Commission on January 8, 2004, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Power of Attorney executed by Moment authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2006, by such Reporting Person with respect to the Common Stock of Vintage Petroleum, Inc., is hereby incorporated by reference. The Powers of Attorney executed by Duhamel, Fried, Landry, Mellin, Millham and Steyer authorizing Wehrly to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 2 to the Schedule 13G filed with the Securities and Exchange Commission on January 13, 2006, by such Reporting Persons with respect to the Common Stock of Arbor Realty Trust, Inc., are hereby incorporated by reference. The Power of Attorney executed by MacMahon authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the



                              Page 25 of 44 Pages

Securities and Exchange Commission on January 5, 2007, by such Reporting Person with respect to the Class A Common Stock of Univision Communications Inc., is hereby incorporated by reference.






























                              Page 26 of 44 Pages

                                  EXHIBIT INDEX


EXHIBIT 5 Proposal Letter to the Board of Directors of the Company, dated February 4, 2007

EXHIBIT 6 Letter Agreement, dated February 4, 2007, between the Farallon Funds and the Co-Investor

EXHIBIT 7         Press Release dated February 5, 2007
































                              Page 27 of 44 Pages

                                                                       EXHIBIT 5

SIMON  PROPERTY                                            FARALLON
       GROUP, INC.




February 4, 2007


Board of Directors
c/o Mark Ordan, Chief Executive Officer and President
The Mills Corporation
5425 Wisconsin Avenue, Suite 500
Chevy Chase, MD  20815


Gentlemen:

Simon Property Group, Inc. ("SPG") and Farallon Capital Management, L.L.C. ("Farallon") are pleased to submit a proposal to acquire The Mills Corporation ("Mills") in an all-cash transaction that would provide your shareholders with the opportunity to receive a higher price than under the Brookfield Asset Management Inc. ("BAM") agreement and the ability to receive payment at least six months sooner through a tender offer. Funds managed by Farallon collectively own 10.9% of Mills's common shares, making them your largest reported shareholder.

Specifically, our proposal contemplates a merger agreement with Mills providing for:

o    A price of $24.00 in cash per Mills common share.

o A tender offer for all Mills common shares to be commenced by an acquisition vehicle jointly owned by SPG and certain funds managed by Farallon. This would provide your stockholders with the opportunity to receive our higher cash acquisition price significantly sooner than under the BAM agreement and reduce the risk of adverse business developments interfering with the transaction. Our ability to close the tender offer at least six months earlier than the publicly announced expected closing date under the BAM agreement could represent an incremental benefit of at least $1.00 per share to your shareholders on a net present value basis.


                              Page 28 of 44 Pages

o The opportunity for Mills Operating Partnership common unitholders to receive $24.00 per share in cash or, at their option, to exchange their units for limited partnership units of SPG's Operating Partnership based upon a fixed exchange ratio determined using the price of SPG common shares at the signing of a merger agreement and our cash offer price for Mills. This proposal affords Mills unitholders significant advantages over the BAM agreement through the opportunity to participate in a larger and more diverse portfolio and to receive a security that has a history of more than 13 years of paying uninterrupted and growing dividends.

o A definitive merger agreement containing terms and conditions at least as favorable as those contained in your existing merger agreement with BAM (the "BAM Merger Agreement"), including a fixed break-up fee that does not increase over time. We are today sending a draft of our proposed merger agreement to your counsel.

o Replacing the existing $1.55 billion BAM loan with financing (including a working capital facility) on terms more favorable than under your credit agreement with BAM.

SPG has also obtained an option to acquire approximately 2.8 million common shares of Mills from Stark Master Fund Ltd. for $24.00 per share, effective upon entering into a merger agreement.

The substantial financial resources of both SPG and Farallon support this proposal. We are each prepared to provide $650 million of equity in support of our proposal and are today providing to your counsel copies of the equity commitment letters we are willing to enter into. In addition, SPG would commit to provide the replacement financing for the BAM loan and any other financing necessary to close the transaction either directly or through third parties.

We are aware of the restrictions on your ability to enter into discussions with us imposed by the BAM Merger Agreement, and we are not asking you to take any action not permitted by that agreement. However, because we are offering a higher cash price and more attractive terms than BAM, our proposal is a "Superior Competing Transaction" for purposes of the BAM Merger Agreement, and we look forward to entering into discussions with you to finalize the transaction.

As you know, both SPG and Farallon are familiar with Mills, and we are prepared to meet with you to answer any questions you may have regarding our proposal. We look forward to hearing from you promptly so that we can sign a definitive agreement well in advance of any increase in the break-up fee that may be payable under the BAM Merger Agreement. You may contact either of us or our advisors listed on Annex A to this letter.

                              Page 29 of 44 Pages

                                Sincerely,

                                Simon Property Group, Inc.



                                By:    /s/ David Simon
                                       ----------------------------
                                       David Simon
                                       Chief Executive Officer



                                Farallon Capital Management, L.L.C.



                                By:    /s/ Richard B. Fried
                                       ----------------------------
                                       Richard B. Fried
                                       Managing Member

                              Page 30 of 44 Pages

                                     ANNEX A
                                     -------

     Advisors to Farallon Capital Management, L.L.C.
     -----------------------------------------------

     Paul, Weiss, Rifkind, Wharton & Garrison LLP
     1285 Avenue of the Americas
     New York, New York  10019-6064
     (212) 373-3000

     Robert B. Schumer          Direct:  (212) 373-3097
     Partner                    Fax:  (212) 492-0097
                                rschumer@paulweiss.com

     Jeffrey D. Marell          Direct:  (212) 373-3105
     Partner                    Fax:  (212) 492-0105
                                jmarell@paulweiss.com


     Advisors to Simon Property Group, L.P.
     --------------------------------------

     Fried, Frank, Harris, Shriver & Jacobson LLP
     One New York Plaza
     New York, New York 10004
     (212) 859-8000

     Arthur Fleischer, Jr.      Direct: (212) 859-8120
     Partner                    Fax: (212) 859-4000
                                fleisar@friedfrank.com

     Peter S. Golden            Direct: (212) 859-8112
     Partner                    Fax: (212) 859-4000
                                peter.golden@friedfrank.com


     Merrill Lynch & Co., Inc.
     Real Estate Investment Banking
     4 World Financial Center, 16th Floor
     New York, NY 10080
     (212) 449-1000

     Jack Vissicchio            Direct: (212) 449-7766
     Managing Director          Fax: (212) 449-9143
                                jack_vissicchio@ml.com





                              Page 31 of 44 Pages

                                                                       EXHIBIT 6


                           SIMON PROPERTY GROUP, L.P.
                           115 West Washington Street
                                  Suite 15 East
                             Indianapolis, IN 46204


                                                              February 4, 2007
Farallon Capital Partners, L.P.
Farallon Capital Institutional Partners, L.P.
Farallon Capital Institutional Partners II, L.P.
Farallon Capital Institutional Partners III, L.P.
Tinicum Partners, L.P.
    (collectively, "Farallon")
Attention:  Richard B. Fried

         Re:      The Mills Corporation

Gentlemen:

         Both Simon Property Group, L.P. ("Simon") and Farallon are interested in submitting a joint proposal for the acquisition of The Mills Corporation ("Mills"). The proposal would contemplate (i) the formation of a limited liability company (the "Joint Venture") between Simon and Farallon (together, the "Investors") to be governed by an operating agreement (the "JV Agreement") on substantially the terms set forth on Exhibit A hereto (the "Term Sheet") and
(ii) the submission of a written proposal to Mills including the attached proposal letter, the attached draft merger agreement, the attached draft equity commitment letters and the attached draft limited guarantees (respectively, the "Proposal Letter", the "Merger Agreement", the "Equity Commitment Letters" and the "Guarantees" and, collectively, including any modifications to any of the foregoing agreed to by the Investors, the "Proposal"). Pursuant to and subject to the terms and conditions set forth in the Equity Commitment Letters, each of the Investors would provide $650 million in equity funding to the Joint Venture, a portion of which, as contemplated by the Equity Commitment Letters, may, in the case of Farallon, be satisfied by the contribution of certain equity securities of Mills to the Joint Venture or, in the case of Simon, by the issuance of Simon OP Units in exchange for LP Units (if such LP Units are contributed to the Joint Venture or cancelled). Pursuant to and subject to the terms and conditions set forth in the Guarantees, each of the Investors would provide a guarantee in favor of Mills. This letter (the "Agreement") will confirm our mutual agreement regarding the Joint Venture and the Proposal. The formation of the Joint Venture and the acquisition of Mills by it are referred to herein as the "Transaction". All capitalized terms used but not defined herein have the respective meanings assigned to them in the Merger Agreement.

         1. Joint Actions. Immediately after our execution of this Agreement, the Investors shall submit the Proposal to the board of directors of Mills. From and after the date hereof until the execution of a definitive Merger Agreement with Mills, all determinations or other actions to be taken by the Investors with regard to the Proposal and/or the Transaction, including, but not limited to, (i) matching or topping any superior counter proposal and (ii) amending or modifying the Proposal, shall be made or taken, as the case may be, on a joint and mutually agreed-upon


                              Page 32 of 44 Pages
basis and not a several or individual basis. Each Investor hereby agrees (i) to comply with the terms of the Proposal following its delivery to Mills and (ii) to cause the Joint Venture to comply with the terms of the Merger Agreement.

         2. Actions Under the Merger Agreement. After the execution of a definitive Merger Agreement, the Joint Venture may not take any action or make any decision, whether or not relating to the Merger Agreement or the transactions contemplated thereby (except to fulfill its specific obligations thereunder), including, without limitation, (i) determining that the conditions to closing of the Offer or the Merger specified in the Merger Agreement (the "Closing Conditions") have been satisfied, (ii) waiving compliance with any agreement or condition in the Merger Agreement, including any Tender Offer
Condition or Closing Condition, (iii) amending or modifying the Merger Agreement, (iv) determining to close the Transaction, (v) terminating the Merger Agreement and (vi) matching or topping any Superior Competing Transaction, unless such action has been approved in writing by both Investors.

         3. Joint Venture Terms. The Investors agree to negotiate in good faith and, prior to or concurrently with the Investors' obligation to fund the Equity Commitment Letters, enter into the JV Agreement substantially on the terms set forth in the Term Sheet.

         4. Interim Debt Financing. Simon shall provide (or cause to be provided through third parties reasonably acceptable to Farallon) (a) interim financing to Mills to replace the financing provided under the Brookfield Loan that will have a term of no less than one year, will provide for the payment of a funding fee to the lenders of 1% and the payment of a fee of 0.5% to the lenders on the earliest of the closing of the merger of Mills as contemplated by the Merger Agreement, six months following funding, repayment or maturity (provided that, with respect to any lender (or affiliate thereof) that also participates in a refinancing of such interim financing, one-half of such 0.5% fee previously paid to such lender shall be credited against any funding fee otherwise payable to such participating lender (or its affiliate)), will provide for an annual interest rate equal to LIBOR plus 2.7% (subject to increase to LIBOR plus 5.75% on or after specified "termination events"), will provide for a revolving credit facility (not to exceed $500 million) to Mills sufficient to meet Mills' needs including funding operating requirements, working capital and advance other business initiatives and will be on such other terms as are no less favorable to Mills than the terms set forth in the Credit Agreement attached hereto as Exhibit B and (b) such additional financing as may be required to fully finance the obligations of the Mills-JV under the Merger Agreement. In the event that either Investor or any of their respective affiliates (other than the Mills-JV) provides a guarantee of all or any portion of such indebtedness, the guarantors shall be entitled to guaranty fees (not exceeding, in the aggregate for all guarantors, 1% per annum of the amount of such guaranteed indebtedness outstanding from time to time), which shall be allocated among the guarantors based on the relative creditworthiness of each guarantor and the relative market value of their guarantees, as jointly determined in good faith by the Investors.

         5. Mills Board Seats Post Tender Offer. If at any time prior to the closing of the Transaction, the Joint Venture shall be entitled to designate members of the board of directors of Mills, each Investor shall be entitled to designate its ratable share of such directors based upon its respective percentage interest in the Joint Venture; provided, however, that the directors designated by each Investor shall be reasonably acceptable to the other Investor.


                              Page 33 of 44 Pages

         6. Anti-Trust and SEC Matters. Each Investor represents, warrants and covenants that (i) it shall cooperate fully with the other Investor in connection with filings or notifications under, or relating to, the Hart-Scott-Rodino Act in respect of the Transaction and (ii) the information supplied by such Investor in writing in connection therewith will be accurate and complete in all material aspects upon submission to the appropriate competition authorities. Each Investor further agrees that it shall make or cause to be made, on a timely basis, all filings required to be made by it, or its affiliates, under applicable securities laws as a result of this Agreement and the Transactions

         7. Expense Sharing. In the event the Transaction is consummated, the Joint Venture will bear all out-of pocket expenses incurred by the Joint Venture or by either of the Investors in connection with preparing for or participating in the exploration of strategic alternatives by Mills, performing due diligence on Mills or negotiating the terms of the Joint Venture, including, without limitation, (i) the reasonable fees, expenses and disbursements of lawyers, accountants, consultants and financial and other advisors that may have been retained by the Joint Venture or by either of the Investors in connection with preparing for or participating in the exploration of strategic alternatives by Mills, performing due diligence on Mills or negotiating the terms of the Joint Venture (but excluding any such fees incurred in connection with negotiating with other potential joint venture partners), (ii) any fees related to the Transaction, but excluding all advisory fees payable to any Investor or any of its affiliates, and (iii) any costs and expenses (including reasonable legal fees and expenses) incurred by the Joint Venture or either Investor in defending any action, suit, proceeding, hearing or investigation brought by a third party against the Joint Venture, either Investor or any of their respective affiliates, relating to, or arising out of the Proposal or the Merger Agreement (all such included fees and expenses, in the aggregate, the "Transaction Costs"). In the event the Transaction is not consummated, each Investor agrees that it will be responsible for the Transaction Costs incurred by it and 50% of all Transaction Costs incurred by the Joint Venture in the joint bid process since January 17, 2007; provided, however, if Mills is acquired in a competing transaction providing consideration to Mills common stockholders exceeding the price per share specified in the Proposal Letter, Farallon will reimburse Simon for 100% of its Transaction Costs up to a cap of $3,000,000 less such costs that are paid by Mills pursuant to the termination provisions of the Merger Agreement. Prior to making any payment of Transaction Costs hereunder, each Investor shall be entitled to receive and review reasonable documentation of such fees and expenses. The obligations under this Section 8 shall exist whether or not the Transaction is consummated, and shall survive the termination of the other terms of this Agreement.

         8. Confidentiality and Exclusivity. Each Investor agrees that, until this Agreement is terminated (except, if this Agreement is terminated pursuant to clause (iii) of Section 10, then until the date which is 45 days after this Agreement is terminated with respect to the Withdrawing Investor (as defined below)) it will not, and will not permit any of its Representatives to, directly or indirectly, solicit any offers, inquiries or proposals from, disclose any information to, negotiate or participate in any discussions or enter into any agreements, arrangements or understandings with, Mills (other than pursuant to this Agreement or as a member of the Joint Venture) or any other person or entity (other than the other Investor) relating to any possible transaction similar to the Transaction (by such Investor or any other person or any group of persons); provided, however, that nothing contained in this Agreement shall prevent either Investor from tendering shares of Mills in any tender offer during the 48 hours


                              Page 34 of 44 Pages
preceding the then-scheduled expiration of such tender offer if such tender offer has been recommended to Mills's stockholders by the board of directors of Mills and such recommendation has not been withdrawn. Each Investor represents that neither it nor any of its Representatives has entered into any agreement with Mills that prevents it from (a) engaging in discussions with the other Investor or any of such other Investor's Representatives with respect to the Transaction or (b) making one or more proposals together with the other Investor with respect to the Transaction. For purposes of this Agreement the term "Representatives" shall mean, with respect to an Investor, such Investor's controlled affiliates and such person and such person's controlled affiliates' respective members, directors, officers, employees, agents, partners (excluding any limited partner of Farallon), advisors and prospective advisors (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors), but excluding any portfolio company of Farallon or any affiliates thereof; provided, that with respect to Simon, Representatives shall also mean Simon Property Group, Inc. ("SPG"), its controlled affiliates and SPG's and its controlled affiliates' respective members, directors, officers, employees, agents, partners, advisors and prospective advisors (including, without limitation, attorneys, accountants, consultants, bankers and financial advisors).

         9. PR Coordination. The Investors will coordinate with each other in good faith in respect of any and all press releases and other public relations matters with respect to the Transaction and the transactions contemplated hereby. Unless otherwise required by law or the rules of any stock exchange or regulatory authority, no party hereto may issue any press release or otherwise make any public announcement or comment on the Transaction and the transactions contemplated hereby without the prior consent of each Investor.

         10. Termination. The parties hereto may terminate this Agreement prior to the closing of the Transaction as follows: (i) the Investors may terminate this Agreement by mutual written consent; (ii) either Investor may terminate this Agreement by giving written notice to the other Investor if the Joint Venture has not entered into a definitive Merger Agreement with Mills by the date which is 45 days after the date of the submission of the written proposal to Mills; (iii) either Investor may terminate this Agreement if one of the Investors (the "Continuing Investor") proposes in writing that the Joint Venture increase the consideration offered to the Mills shareholders in the Proposal and tenders to the other Investor a binding commitment to fund its ratable share of the additional equity required to fund such increase and the other Investor (the "Withdrawing Investor") does not timely grant its approval to such increase and agree to fund its share of such increased equity funding requirement; and (iv) either Investor may terminate this Agreement by giving written notice to the other Investor if, following the execution of a definitive Merger Agreement, the Merger Agreement is terminated. If this Agreement is terminated pursuant to this
Section 10, all obligations of the parties hereunder shall terminate without any liability of either party to the other party (except for any liability of a party for breaches of this Agreement); provided, however, that the provisions of the last sentence of Section 1 and Sections 7 and 8 and 10 through 19 shall survive such termination indefinitely.

         11. Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof


                              Page 35 of 44 Pages
should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

         12. Remedies. It is understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement by any party hereto and that each party hereto shall be entitled to equitable relief, including, without limitation, injunction and specific performance, as a remedy for any such breach by any other party. Such remedies shall not be deemed to be the exclusive remedies for a breach by a party of this Agreement but shall be in addition to all other remedies available at law or equity to the other parties hereto. Each of the parties hereto further agrees not to raise as a defense or objection to the request or granting of such relief that any breach of this Agreement is or would be compensable by an award of money damages, and each party hereto agrees to waive any requirements for the securing or posting of any bond in connection with such remedy. In the event of litigation to enforce the terms of this Agreement, if a court of competent jurisdiction determines in a final non-appealable order that one of the parties has prevailed in such litigation, then the non-prevailing party shall reimburse the prevailing party for the reasonable out-of-pocket costs incurred in such litigation. In no event will Simon, on the one hand, or Farallon, on the other hand, be liable under this Agreement in an amount that exceeds the amount of such Investor's (or its affiliates) Commitment (as defined in the Equity Commitment Letter entered into between such Investor (or its affiliates) and the Joint Venture) less the amounts previously funded pursuant to such Investor's (or its affiliates) Equity Commitment Letter and Guarantee regardless of the form of action (including a breach covenant, tort, negligence, strict liability, statutory ) or type of damages.

         13. Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan in The City of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of The City of New York for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and
(b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

         14. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

         15. Exercise of Rights; Waiver. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default


                              Page 36 of 44 Pages
occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after that waiver.

         16. Other Agreements. This Agreement, together with the agreements and documents referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their affiliates with respect to the subject matter contained herein.

         17. Binding Agreement. This Agreement is not binding upon any party until executed by all parties hereto. Upon complete execution of this Agreement, the terms of this Agreement shall be binding upon the Investors.

         18. Amendment. This Agreement may be amended or modified only by an agreement in writing signed by both of the Investors.

         19. Counterparts; Facsimile Signature. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original agreement, but all of which shall constitute one and the same agreement. Delivery of executed counterparts hereof by facsimile transmission shall be effective and binding against the party so executing same.

                      [Signature Page Immediately Follows]














                              Page 37 of 44 Pages

     20. If the foregoing is in accordance with your understanding of our agreement, please so indicate by executing a copy of this Agreement in the space indicated below and returning same to the undersigned.


                                Sincerely yours,

                                SIMON PROPERTY GROUP, L.P.,
                                a Delaware limited partnership

                                By:  SIMON PROPERTY GROUP, INC.,
                                         a Delaware corporation,
                                         its general partner


                                By:      /s/ David Simon
                                         -----------------------------------
                                         Name:  David Simon
                                         Title:  Chief Executive Officer



Accepted and Agreed to:

FARALLON CAPITAL PARTNERS, L.P.

By:      Farallon Partners, L.L.C.,
         its general partner


         By:      /s/ Richard B. Fried
                  --------------------------------------------
                  Richard B. Fried, Managing Member



FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

By:      Farallon Partners, L.L.C.,
         its general partner


         By:      /s/ Richard B. Fried
                  --------------------------------------------
                  Richard B. Fried, Managing Member

                   [Signatures continue on the following page]



                              Page 38 of 44 Pages

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

By:      Farallon Partners, L.L.C.,
         its general partner


         By:      /s/ Richard B. Fried
                  --------------------------------------------
                  Richard B. Fried, Managing Member



FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

By:      Farallon Partners, L.L.C.,
         its general partner


         By:      /s/ Richard B. Fried
                  --------------------------------------------
                  Richard B. Fried, Managing Member



TINICUM PARTNERS, L.P.

By:      Farallon Partners, L.L.C.,
         its general partner


         By:      /s/ Richard B. Fried
                  --------------------------------------------
                  Richard B. Fried, Managing Member






                              Page 39 of 44 Pages

                                                                       EXHIBIT 7

SIMON  PROPERTY                                            FARALLON
       GROUP, INC.




Contacts:
---------

Media:
Hugh Burns/Stephanie Pillersdorf/Brooke Morganstein
Sard Verbinnen & Co
212 687-8080

Simon Investor Relations:
Shelly Doran
317 685-7330

                   SIMON AND FARALLON PROPOSE TO ACQUIRE MILLS
                          FOR $24.00 PER SHARE IN CASH

          Offer Provides Higher Price Than Brookfield Asset Management

                        Agreement And Expedited Timetable
                     ---------------------------------------

         Indianapolis, IN, and San Francisco, CA, February 5, 2007 - Simon Property Group, Inc. (NYSE: SPG) ("SPG") and Farallon Capital Management, L.L.C. ("Farallon") today announced they have sent a letter to the Board of Directors of The Mills Corporation (NYSE: MLS) ("Mills") proposing to enter into a merger agreement to acquire Mills for $24.00 per share in cash.

         The proposed merger agreement would provide for a cash tender offer for all outstanding shares of Mills common stock. It would provide Mills shareholders with a higher price than under the existing Mills agreement with Brookfield Asset Management Inc. (NYSE: BAM) and would enable Mills shareholders to receive payment at least six months before the publicly announced expected closing date for the Brookfield transaction. Funds managed by Farallon currently own approximately 10.9 percent of Mills outstanding common shares, making these funds the largest reported Mills shareholder.

         David Simon, Chief Executive Officer of SPG, said, "This is a unique opportunity to acquire a portfolio of quality retail assets. SPG's experience operating upscale regional mall and outlet centers; previous ownership interest in certain Mills properties; and successful track record with acquisitions, integration, and property management, uniquely position us to maximize the




                                                                               1
                              Page 40 of 44 Pages
value of these assets and make this a beneficial transaction for SPG and Mills shareholders and Farallon investors. We look forward to working with the Mills joint venture partners to improve the performance of these properties."

         Richard B. Fried, a Managing Member of Farallon, said, "We are excited by the opportunity to partner with SPG, which is the clear leader in the retail real estate sector. SPG's operating expertise, combined with the strong financial support we are both providing, will allow Mills's quality assets to perform to their true potential."

         Following is the text of the letter sent today to the Mills Board of Directors by David Simon and Richard B. Fried:

Board of Directors
c/o Mark Ordan, Chief Executive Officer and President
The Mills Corporation
5425 Wisconsin Avenue, Suite 500
Chevy Chase, MD  20815


Gentlemen:

Simon Property Group, Inc. ("SPG") and Farallon Capital Management, L.L.C. ("Farallon") are pleased to submit a proposal to acquire The Mills Corporation ("Mills") in an all-cash transaction that would provide your shareholders with the opportunity to receive a higher price than under the Brookfield Asset Management Inc. ("BAM") agreement and the ability to receive payment at least six months sooner through a tender offer. Funds managed by Farallon collectively own 10.9% of Mills's common shares, making them your largest reported shareholder.

Specifically, our proposal contemplates a merger agreement with Mills providing for:

 o   A price of $24.00 in cash per Mills common share.

 o A tender offer for all Mills common shares to be commenced by an acquisition vehicle jointly owned by SPG and certain funds managed by Farallon. This would provide your stockholders with the opportunity to receive our higher cash acquisition price significantly sooner than under the BAM agreement and reduce the risk of adverse business developments interfering with the transaction. Our ability to close the tender offer at least six months earlier than the publicly announced expected closing date under the BAM agreement could represent an incremental benefit of at least $1.00 per share to your shareholders on a net present value basis.


                                                                               2
                              Page 41 of 44 Pages

 o The opportunity for Mills Operating Partnership common unitholders to receive $24.00 per share in cash or, at their option, to exchange their units for limited partnership units of SPG's Operating Partnership based upon a fixed exchange ratio determined using the price of SPG common shares at the signing of a merger agreement and our cash offer price for Mills. This proposal affords Mills unitholders significant advantages over the BAM agreement through the opportunity to participate in a larger and more diverse portfolio and to receive a security that has a history of more than 13 years of paying uninterrupted and growing dividends.

 o A definitive merger agreement containing terms and conditions at least as favorable as those contained in your existing merger agreement with BAM (the "BAM Merger Agreement"), including a fixed break-up fee that does not increase over time. We are today sending a draft of our proposed merger agreement to your counsel.

 o Replacing the existing $1.55 billion BAM loan with financing (including a working capital facility) on terms more favorable than under your credit agreement with BAM.

SPG has also obtained an option to acquire approximately 2.8 million common shares of Mills from Stark Master Fund Ltd. for $24.00 per share, effective upon entering into a merger agreement.

The substantial financial resources of both SPG and Farallon support this proposal. We are each prepared to provide $650 million of equity in support of our proposal and are today providing to your counsel copies of the equity commitment letters we are willing to enter into. In addition, SPG would commit to provide the replacement financing for the BAM loan and any other financing necessary to close the transaction either directly or through third parties.

We are aware of the restrictions on your ability to enter into discussions with us imposed by the BAM Merger Agreement, and we are not asking you to take any action not permitted by that agreement. However, because we are offering a higher cash price and more attractive terms than BAM, our proposal is a "Superior Competing Transaction" for purposes of the BAM Merger Agreement, and we look forward to entering into discussions with you to finalize the transaction.

As you know, both SPG and Farallon are familiar with Mills, and we are prepared to meet with you to answer any questions you may have regarding our proposal. We look forward to hearing from you promptly so that we can sign a definitive agreement well in advance of any increase in the break-up fee that may be payable under the BAM Merger Agreement. You may contact either of us or our advisors listed on Annex A to this letter.




                                                                               3
                              Page 42 of 44 Pages

                                Sincerely,

                                Simon Property Group, Inc.



                                David Simon
                                Chief Executive Officer



                                Farallon Capital Management, L.L.C.


                                Richard B. Fried
                                Managing Member



                                      * * *

         Merrill Lynch & Co. is acting as financial advisor, and Fried, Frank, Harris, Shriver & Jacobson LLP is acting as legal counsel, to Simon Property Group. Paul, Weiss, Rifkind, Wharton & Garrison LLP and Richards Kibbe & Orbe LLP are acting as legal counsel to Farallon.

                                      # # #

About Simon Property Group
Simon Property Group, Inc., an S&P 500 company headquartered in Indianapolis, Indiana, is a real estate investment trust engaged in the ownership, development and management of retail real estate, primarily regional malls, Premium Outlet Centers(R) and community/lifestyle centers. The Company's current total market capitalization is approximately $52 billion. Through its subsidiary partnership, it currently owns or has an interest in 286 properties in the United States containing an aggregate of 201 million square feet of gross leasable area in 38 states plus Puerto Rico. Simon also owns interests in 53 European shopping centers in France, Italy, and Poland; 5 Premium Outlet Centers in Japan; and one Premium Outlet Center in Mexico. Additional Simon Property Group information is available at www.simon.com.

About Farallon Capital Management, L.L.C.
Farallon Capital Management, L.L.C. ("Farallon") is a global, San
Francisco-based investment management company that manages discretionary equity capital of $26 billion, largely from institutional investors such as university endowments, foundations, and pension plans. Farallon



                                                                               4
                              Page 43 of 44 Pages
was founded in March 1986 by Thomas F. Steyer. Farallon invests in public and private debt and equity securities, direct investments in private companies and real estate. Farallon invests in real estate across all asset classes around the world, including the United States, Europe, Latin America and India. More information about Farallon may be found at www.faralloncapital.com.


IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any of the Mills common shares. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission, will be mailed to shareholders of record and will also be made available for distribution to beneficial owners of common shares. The solicitation of offers to buy the Mills common shares will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. When they are available, shareholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. When they are available, shareholders will be able to obtain the offer to purchase, the letter of transmittal and related documents without charge from the Securities and Exchange Commission's Website at www.sec.gov or from the information agent that we select. Shareholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the tender offer.

Forward-Looking Statements
This release contains some forward-looking statements as defined by the federal securities laws which are based on our current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.






                                                                               5
                              Page 44 of 44 Pages